ZURICH
FINANCIAL SERVICES

RECEIVED
2005 MAY 23 A 9:1

OFFICE OF INTERNATIONAL CORPORATE FINANCE

05008350

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference SM/jp
Date 05/19/2005

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 35 22
Dir. fax +41 (0)1 625 15 22
Susanne.mettier
@zurich.com

Dear Sir and Madam

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services reports net income up 21% at USD 779 million for the first quarter 2005"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

PROCESSED
MAY 25 2005
THOMSON
FINANCIAL

Susanne Mettier

Enclosures

News Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services reports net income up 21% at USD 779 million for the first quarter 2005

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
ISIN Code CH0011075394

Media and Public Relations
Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)1 625 22 99
Fax +41 (0)1 625 36 18
investor.relations@zurich.com

Zurich, May 19, 2005 – Zurich Financial Services Group (Zurich) reported strong growth in net income in the first quarter 2005 as the Group continued to write profitable business and make further progress on the path of increased operational excellence. Performance highlights include:

- **Net income[1] of USD 779 million, an increase of 21% and a return on equity[2] (ROE) of 16.5% (annualized)**
- **Business operating profit (BOP) of USD 1,034 million, an increase of 18% and an annualized BOP ROE[2] after tax of 15.3%**
- **Gross written premiums in General Insurance of USD 10.2 billion, an increase of 2.3% and a combined ratio of 96.9%**
- **Gross written premiums and policy fees in Life Insurance of USD 2.8 billion and new business profit margin of 7.5%**
- **Net Group investment result of USD 2.2 billion, an increase of 12.0%**

James J. Schiro, Chief Executive Officer of Zurich, said: "We are off to a good start in increasingly competitive markets that held revenue growth essentially flat. An 18% increase in business operating profit to more than USD 1 billion, a strong increase in net income, and a ROE of 16.5% reflect our focus on operational excellence and delivering results for shareholders. We look forward to continued progress."

[1] Attributable to shareholders.
[2] ROE calculated on common stockholders' equity. See the Financial Supplements and the Group Financial Review on the Investor Relations page of our Web site www.zurich.com for further information on shareholders' and common stockholders' equity.

The first quarter 2005 built on the strong fundamentals seen in previous years. Cost vigilance and the Group's disciplined approach to the businesses resulted in a low expense ratio in General Insurance and underlying improvements in the Life Insurance new business profit margin. Overall performance also continued to benefit from the well-diversified business portfolio in attractive markets on both sides of the Atlantic and positive income contributions from the run-off businesses and Centre.

The strong reserve actions taken in the fourth quarter laid the foundation for significantly reduced prior-year variability. Current year developments are in line with expectations. Total net reserves for losses and loss adjustment expenses were USD 42.7 billion at the end of the quarter, compared with USD 43.5 billion at December 31, 2004. The decrease is attributable to net loss reserves of USD 1.0 billion related to Universal Underwriters Group. They have been moved to other balance sheet positions after Zurich's announcement to sell Universal Underwriters to a group of private investors later in the year.

The industry's challenging market environment is characterized by declining rates in some general insurance markets, continued low investment returns, ongoing claims inflation, and heightened regulatory scrutiny in a litigious climate. Going forward, Zurich remains committed to disciplined underwriting. The strong balance sheet will allow the Group to pursue growth that meets its hurdle rate.

Segment performance

Comparisons refer to the first quarter 2004 (restated for new and revised IFRS), unless stated otherwise. Interim results are not necessarily indicative of full-year performance.

General Insurance. The segment recorded an increase of gross written premiums and policy fees of 2.3% to USD 10.2 billion. Net earned premiums grew by 5.4% to USD 6.8 billion, reflecting the flow-through of higher priced business written in prior periods and less business ceded to reinsurers.

In increasingly contested markets, the Group maintained disciplined underwriting by selectively pursuing growth opportunities. Adjusted for exchange rate movements, gross written premiums grew about 3% in the Global Corporate division. They were flat in Europe General Insurance and decreased 3% in North America Commercial.

The loss ratio in the Global Corporate business was affected by large claims in contrast to the benign first quarter 2004. Their impact is included in the combined ratio of 96.9%, which also reflects our more conservative approach to current year reserving as developed and implemented by the end of last year.

The segment's business operating profit was essentially flat at USD 609 million, with declines in the Global Corporate and International Businesses divisions mitigated by the improved performance in the North America Commercial and Europe General Insurance business divisions.

Life Insurance. The Life segment had a good start in 2005 with the gross new business annual premium equivalent (APE) growing by 11.3% to USD 572 million. Gross written premiums and policy fees declined 4.2% to USD 2.8 billion. However, gross written premiums, policy fees and insurance

ZURICH
FINANCIAL SERVICES

deposits were essentially flat at USD 5.0 billion. This stable top line reflects Zurich's strategic emphasis on unit-linked products.

The new business profit margin decreased 2.3 percentage points to 7.5%. This reflects expenses related to the strategic repositioning of the UK Life businesses. This includes Openwork, Zurich's new multi-tied distributor in the UK, which will be launched next month.

All Life Insurance units on the European Continent performed strongly. Farmers New World Life continued its excellent track record and maintained a high new business profit margin of 50.3% despite increased reinsurance costs.

Life Insurance business operating profit decreased 12.4% to USD 170 million. The decrease was mainly accounted for by the expenses related to the strategic repositioning of the UK life business and the adverse impact of a charge related to the revaluation of certain UK Life Insurance liabilities.

Farmers Management Services. Farmers Management Services continued to make a stable contribution in fee income and business operating profit to the Group. Fee income grew 4.7% to USD 508 million and business operating profit increased 7.4% to USD 306 million on the backdrop of USD 3.6 billion in gross written premiums at the Farmers Exchanges, which Zurich manages but does not own. In light of a benign loss experience, the Exchanges improved their combined ratio 4.2 percentage points to 94.5% and made excellent progress towards their surplus growth target of USD 1 billion for the three years ending in 2006. In the first quarter 2005, surplus grew USD 184 million, bringing surplus growth after five quarters to USD 646 million.

ZURICH
FINANCIAL SERVICES

Other Businesses and Corporate Functions. Income in the Other Businesses segment, which can fluctuate from quarter to quarter, was supported by the strong contribution from Centre and the run-off businesses. Farmers Re also contributed to the positive performance. The Other Businesses segment achieved a business operating profit of USD 124 million, compared with a loss of USD 54 million in the first quarter 2004. Corporate Functions, which includes Group holding companies, central expenses and financing entities, recorded revenues of USD 313 million and incurred total costs and expenses of USD 486 million.

Investment performance. Net investment income for Group investments increased 11.9% to USD 1.9 billion. Including net capital gains and losses, the net investment result was USD 2.2 billion, an increase of 12.0%. The total return on average Group investments of USD 189.2 billion was 0.8% for the quarter compared with 1.9% in the first quarter 2004. This decline reflects higher interest rates in the US and UK relative to the first quarter 2004, which resulted in unrealized losses on bonds charged to shareholders' equity.

Note to editors:

There will be a telephone conference with a Q&A session for analysts and investors at 2 p.m. CET. Media are welcome to listen in. Please dial in to register approximately 10 to 15 minutes prior to the start of the conference.

Dial-in numbers:

- Europe +41 (0) 91 610 56 05
- UK +44 (0)207 107 06 13
- USA +1 (1) 866 865 51 44

The presentation for analysts and investors as well as supplemental information will be available on our Web site www.zurich.com. Please click on the "Results Reporting Q1, 2005 - Media View" button on the bottom right corner of our homepage.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.

Financial highlights

The following table presents the summarized consolidated results of the Group for the three months ended March 31, 2005 and 2004 and the financial position as of March 31, 2005 and as of December 31, 2004. The 2004 amounts have been restated for the implementation of new and revised accounting standards. Certain prior year amounts have also been reclassified to conform to the 2005 presentation. Interim results are not necessarily indicative of full-year results.

Consolidated operating statements			
in USD millions, for the three months ended March 31	**2005**	2004	Change
Gross written premiums and policy fees	**13,892**	14,233	-2%
Business operating profit	**1,034**	874	18%
Net income attributable to shareholders	**779**	644	21%
Consolidated balance sheets			
in USD millions, as of	**3/31/2005**	12/31/2004	Change
Total investments	**273,055**	276,958	-1%
Insurance reserves, gross and liabilities related to investment policies	**261,776**	267,133	-2%
Senior and subordinated debt	**5,753**	5,871	-2%
Shareholders' equity	**20,943**	20,670	1%
General Insurance key performance indicators			
for the three months ended March 31	**2005**	2004	Change
Business operating profit (in USD millions)	**609**	618	-1%
Combined ratio	**96.9%**	96.6%	-0.3 pts
Life Insurance key performance indicators			
for the three months ended March 31	**2005**	2004	Change
Business operating profit (in USD millions)	**170**	194	-12%
New business profit margin (in % of APE)	**7.5%**	9.8%	-2.3 pts
Return on common stockholders' equity (ROE)			
returns for the periods ended[1]	**3/31/2005**	03/31/2004	12/31/04
Return on common stockholders' equity (ROE)	**16.5%**	15.7%	13.4%
Business operating profit (after tax) return on common stockholders' equity	**15.3%**	13.9%	12.5%
Per share data			
for the three months ended March 31	**2005**	2004	Change
Diluted earnings per share (in CHF)	**6.27**	5.52	14%

[1] Returns for the periods ended March 31, 2005 and 2004 are annualized on a compound basis using the results for the three months ended March 31. Returns for the period ended December 31, 2004 are for the year ended December 31, 2004. All performance measures for 2004 periods are based on financial information as restated. ROE is based on net income attributable to common stockholders.

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FINANCIAL SERVICES

Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not necessarily indicative of the full year results.
Persons requiring advice should consult an independent adviser.